SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 10-C

                 REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM
                  FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                              OR 15d-17 THEREUNDER

                             UNIFORCE SERVICES, INC.
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                 (Exact name of issuer as specified in charter)

              1335 Jericho Turnpike, New Hyde Park, New York 11040
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                    (Address of principal executive offices)

Registrant's telephone number, including area code:   (516) 437-3300
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                    I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.       Title of security                    Common Stock, $.01 par value
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2.       Number of shares outstanding before the change            4,157,713
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3.       Number of shares outstanding after the change             2,981,763
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4.       Effective date of change              January 19, 1996
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5.       Method of change:    Specify method (such as merger, acquisition,
                              exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

                              Partial self-tender by Issuer
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Give brief description of transaction The Issuer has consummated a tender offer for 1,250,000 shares of Common Stock at a price of $11.25 per share

                          II. CHANGE IN NAME OF ISSUER

1.       Name prior to change          N/A

2.       Name after change             N/A

3.       Effective date of charter amendment changing name            N/A

4.       Date of shareholder approval of change, if required          N/A


Date:  January 26, 1996
                                                /s/ Linda Annicelli
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                                                (Officer's signature and title)
                                                Linda Annicelli
                                                Assistant Secretary